Mail Stop 4561

August 7, 2008

U.S. Mail and facsimile to (808) 544-0574.

Dean K. Hirata
Chief Financial Officer
Central Pacific Financial Corp.
220 South King Street
Honolulu, Hawaii 96813

> **Re:** **Central Pacific Financial Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Form 10-Q for the period Ended March 31, 2008**
> **File No. 001-31567**

Dear Mr. Hirata:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2007

Our Services, page 4

1.   We note the references in this section to the maintenance of appropriate reserves
        that are required for certain loan products. Please address the following regarding
        this disclosure:

        •   Please tell us the specific nature of these reserves. Tell us if you require
            interest reserves on any of your loan products.

        •   If you do require interest reserves, please tell us the amount of such loans and
            accompanying reserves as of June 30, 2008 and the three previous quarter
            ends.

        •   Tell us how you monitor such projects throughout their lives to make sure the
            properties are moving along as planned such that it is appropriate to continue
            to capitalize the interest to the loan.

        •   Tell us whether you have ever extended, renewed or restructured terms of the
            related loans, and the reasons for the changes.

Nonperforming Assets, Accruing Loans Delinquent for 90 Days or More, Restructured
Loans Still Accruing Interest, page 39

2.   We note your disclosure that non-accruing loans increased approximately 57% in
        2008 just prior to the filing of this Form 10-K. Please tell us the basis for your
        assertion that your loss exposure to nonaccrual loans was adequately provided for
        at December 31, 2007 considering the apparent significant increase in nonaccrual
        loans.

Financial Statements, beginning on page 48

Principles of Consolidation, page 56

3.   Please tell us in detail and more clearly disclose in your future filings how you
        determined that it is appropriate not to consolidate the 50% owned mortgage
        brokerage companies. Also, please tell us the specific nature of the contributions
        to unconsolidated subsidiaries reflected in the statements of cash flows, including
        a discussion of any contractual requirement to provide contributions to these
        subsidiaries.

4.   Please tell us and revise future filings as appropriate to disclose your total
       investment in unconsolidated subsidiaries accounted for under the equity and cost
       methods and your policy for determining impairment of these assets.

Reclassifications and Corrections, page 56

5.   We note $2 million tax benefit recognized in 2007 as a result of your detailed
       analysis of your tax positions. Please tell us how this analysis coincided with
       your implementation of FIN 48 such that current period recognition was
       appropriate. Also, please explain to us why you think this amount was immaterial
       considering its apparent significance to reported net income.

Goodwill and Other Intangible Assets, page 59

6.   Considering the goodwill impairment recognized in 2007 and your disclosed
       policy for evaluating other intangible assets for impairment, please tell us how
       your impairment analysis of goodwill considered the carrying value of the other
       intangible assets in determining the goodwill impairment. Also, tell us whether
       you separately considered the other intangible assets for impairment based on the
       same changes in market circumstances that triggered your analysis of goodwill.

Form 10-Q for the Period Ended March 31, 2008

7.   Please refer to the transfer of loans held for investment to loans held for sale and
       tell us where you included the cash flows related to the sale of these loans in the
       statements of cash flows, clarifying how you considered the requirements of
       paragraph 9 of SFAS 102.

8.   We note the significant decrease of the allowance for loan and lease losses as a
       percentage of your total loan portfolio and that you attribute it to approximately
       $54 million in charge-offs in the first quarter of 2008. In order to bridge the gap
       in your disclosure, please revise Management's Discussion and Analysis in your
       future interim and annual to address the following:

       •   Please disclose in detail how your allowance at March 31, 2008 specifically
           considered the approximately 95% percentage increase non-performing loans
           from December 31, 2007.

       •   Please quantify the decline in collateral values to which you ascribe the $34.4
           million provision. Please disclose how you determine collateral values for
           this purpose and discuss the extent to which you obtain updates to your
           appraisals.

- Please disclose your accounting policy for transferring loans from held for investment to loans held for sale, including how you record the loans when the transferred and how you recognize subsequent impairments. To the extent you have recognized material impairments subsequent to transferring loans to held for sale, please quantify them for us.

- Please provide us with your proposed disclosures.

9. Please tell us and in future filings revise to disclose more clearly the facts and circumstances resulting in the disproportionate recognition of federal and state tax credits and the generation of tax-exempt income compared to taxable income.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide a draft of your proposed disclosures and provide any requested information. Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Paul Cline at (202) 551-3851 or me at (202) 551-3494 if you have questions.

Sincerely,

Kevin W. Vaughn
Branch Chief